UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )*

GLOBETECH VENTURES CORP.

(Name of Issuer)

Common Stock (without par value)

(Title of Class of Securities)

37958D 10 5 (CUSIP Number)

July 28, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 37958D 10 5

1.	Names of Reporting Person. S.S. or I.R.S. Identification No. of Reporting Person BH Capital Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 695,586 6. Shared Voting Power 0 7. Sole Dispositive Power 695,586 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 695,586
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.99%
12.	Type of Reporting Person (See Instructions) PN

CUSIP Number 37958D 10 5

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Excalibur Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 695,586 6. Shared Voting Power 0 7. Sole Dispositive Power 695,586 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 695,586
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.99%
12.	Type of Reporting Person (See Instructions) PN

CUSIP Number 37958D 10 5

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person HB and Co., Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 695,586 6. Shared Voting Power 0 7. Sole Dispositive Power 695,586 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 695,586
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.99%
12.	Type of Reporting Person (See Instructions) CO

CUSIP Number 37958D 10 5

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Henry Brachfeld
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 695,586 6. Shared Voting Power 0 7. Sole Dispositive Power 695,586 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 695,586
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.99%
12.	Type of Reporting Person (See Instructions) IN

CUSIP Number 37958D 10 5

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Excalibur Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 695,586 6. Shared Voting Power 0 7. Sole Dispositive Power 695,586 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 695,586
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.99%
12.	Type of Reporting Person (See Instructions) CO

CUSIP Number 37958D 10 5

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person William S. Hechter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 695,586 6. Shared Voting Power 0 7. Sole Dispositive Power 695,586 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 695,586
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 4.99%
12.	Type of Reporting Person (See Instructions) IN

CUSIP Number 37958D 10 5

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Reporting Person Lilian Brachfeld
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP Number 37958D 10 5

Item 1	(a).	Name of Issuer

GlobetechVentures Corp. (the “Issuer”)

	(b).	Address of Issuer’s Principal Executive Offices

Suite 206 – 1489 Marine Drive, West Vancouver, British Columbia V7T 1B8

Item 2	(a).	Names of Persons Filing

1. BH Capital Investments, L. P. (“BHCI”)
2. Excalibur Limited Partnership (“ELP”)
3. HB and Co., Inc. (“HBCI”)
4. Henry Brachfeld (“Mr. Brachfeld”)
5. Excalibur Capital Management, Inc. (“ECMI”)
6. William S. Hechter (“Mr. Hechter”)
7. Lilian Brachfeld (“Mrs. Brachfeld”)

Attached as Exhibit 1 is a copy of an agreement by and among the Reporting Persons to the effect that this Schedule 13G is being filed on behalf of each of them.

Item 2	(b).	Address of the Principal Business Office:

The address of the principal business office of BHCI, HBCI, Mr. Brachfeld and Mrs. Brachfeld is:

175 Bloor Street East, South Tower Suite 705 Toronto, Ontario, Canada M4W 3R8

The address of the principal business office of ELP, ECMI and Mr. Hechter is:

33 Prince Arthur Avenue Toronto, Ontario, Canada M5R 1B2

Item 2	(c).	Citizenship

See Row (4) on Pages 2-8

Item 2	(d).	Title of Class of Securities

Common Stock

CUSIP Number 37958D 10 5

Item 2	(e).	CUSIP Number

37958D 10 5

Item 3.	Filing Pursuant to Rules 13d-1(b) or 13d-2(b)
Not Applicable

Item 4.	Ownership

	(a)	See Row (9) on Pages 2-8. Reported share ownership on this Schedule 13G represents amounts beneficially owned by the Reporting Persons as of July 28, 2004. Each Reporting Person is deemed to beneficially own a pro rata portion of the maximum 9.9% of the Issuer’s common stock beneficially owned by the group based on such person’s pro rata ownership of (i) a total of 697,674 shares of common stock issued to the Reporting Persons on July 28, 2004; (ii) Series A warrants to purchase a total of 697,674 share of common stock at an initial exercise price of $0.5375 per share; (iii) Series B warrants, exercisable commencing on the date of exercise of the Series C warrants, to purchase an aggregate of $300,000 of shares of common stock at an initial exercise price equal to the exercise price for the Series C warrants; and (iv) Series C warrants, exercisable 75 days after July 28, 2004, to purchase an aggregate of $300,000 of common stock at an initial exercise price equal to the lower of $0.43 per share or 80% of the average closing trading price of the issuer’s common stock on the five trading days ending just prior to the Series C warrant exercise date.

	(b)	See Row (11) on Pages 2-8. As of July 28, 2004, and after giving effect to the contractual 9.9% ownership cap on the shares owned by the Reporting Persons, the Reporting Persons beneficially owned in the aggregate 9.9% of the Issuer’s common stock based on 13,939,613 shares outstanding on July 28, 2004 (based on information provided by the Issuer).

	(c)	See Rows (5)-(8) on Pages 2-8.

	(d)	Mrs. Brachfeld is the sole stockholder of HBCI and the wife of Mr. Brachfeld. By reason of such status, Mrs. Brachfeld may be deemed to beneficially own the shares of common stock of the Issuer beneficially owned by HBCI and Mr. Brachfeld. Mrs. Brachfeld disclaims beneficial ownership of all such shares pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended.

Note: The terms of the Series A, Series B and Series C warrants prohibit a holder of such warrants from exercising such portion thereof to the extent that after giving effect to such conversion, such owner (together with other affiliated holders of the warrants) would be deemed to beneficially own more than 9.9% of the Issuer’s outstanding common stock. The Issuer’s securities issued to the Reporting Persons as described

CUSIP Number 37958D 10 5

herein are subject to a price reset on the 75th day after the issue date for these securities, such reset price to be equal to 80% of the 5-day average closing price prior to the price reset day, subject to a floor of $0.30 per share.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2004

BH Capital Investments, L.P.

By:	HB and Co., Inc.

By:	/s/ Henry Brachfeld	(SEAL)
Henry Brachfeld
President

Excalibur Limited Partnership

By:	Excalibur Capital Management, Inc., General Partner

By:	/s/ William S. Hechter	(SEAL)
William S. Hechter
President

HB and Co., Inc.

By:	/s/ Henry Brachfeld	(SEAL)
Henry Brachfeld
President

	/s/ Henry Brachfeld	(SEAL)
Henry Brachfeld

Excalibur Capital Management, Inc.

By:	/s/ William S. Hechter	(SEAL)
William S. Hechter, President

	/s/ William S. Hechter	(SEAL)
William S. Hechter

	/s/ Lilian Brachfeld	(SEAL)
Lilian Brachfeld

EXHIBIT 1

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below (the “Filing Persons”) agree to the joint filing on behalf of each of them of this Statement on Schedule 13G and any amendment thereto and any Schedule 13D and any amendment thereto to be filed with the Securities and Exchange Commission with respect to the Common Stock, without par value, of Globetech Ventures Corp., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Each of the Filing Persons agree that the information set forth in such Schedule 13G and any amendments thereto or Schedule 13D and any amendment thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13G or Schedule 13D or such amendments, to the best of such Filing Person’s knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Persons if any of the information set forth in the Schedule 13G or Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13G or Schedule 13D.

In addition, each Filing Person hereby constitutes and appoints Henry Brachfeld and William S. Hechter, and each of them acting singly, his, her, or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her, or its and in his, her, or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of him, her, or it as an individual or entity pursuant to Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary fully for all intents and purposes as he, she, or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement on this 6th day of August 2004.

BH Capital Investments, L.P.

By:	HB and Co., Inc.

By:	/s/ Henry Brachfeld	(SEAL)
Henry Brachfeld
President

Excalibur Limited Partnership

By:	Excalibur Capital Management, Inc., General Partner

By:	/s/ William S. Hechter	(SEAL)
William S. Hechter
President

HB and Co., Inc.

By:	/s/ Henry Brachfeld	(SEAL)
Henry Brachfeld
President

	/s/ Henry Brachfeld	(SEAL)
Henry Brachfeld

Excalibur Capital Management, Inc.

By:	/s/ William S. Hechter	(SEAL)
William S. Hechter, President

	/s/ William S. Hechter	(SEAL)
William S. Hechter

	/s/ Lilian Brachfeld	(SEAL)
Lilian Brachfeld